UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number 000-53776

China Metro-Rural Holdings Limited

(Translation of registrant’s name into English)

Suite 803, 8/F, Tower 1,

The Gateway, 25 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto and incorporated by reference herein is a press release announcing mid-year financial results, dated October 28, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA METRO-RURAL HOLDINGS LIMITED

Date: October 28, 2010

	By	/s/ Sio Kam Seng
Sio Kam Seng Executive Director and Vice Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release announcing mid-year financial results, dated October 28, 2010.

Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Announces its Results for

the Six Months ended September 30, 2010

China Metro-Rural Holdings Limited (the “Company”) is pleased to announce its unaudited consolidated financial results of the Company and its subsidiaries (collectively the “Group”) for the six months ended September 30, 2010.

Major Events:

•	The Company signed a framework cooperation agreement with the Municipal Government of Dezhou City, Shandong, the PRC

The Company, through its subsidiary, signed a framework agreement with the Municipal Government of Dezhou City, Shandong, the PRC, on a project to 1) develop an agricultural logistics platform and 2) relocate existing trade markets (“Shandong Project”).

The Shandong Project is expected to comprise of total site area of approximately 7 million square meters with a maximum gross floor area (“GFA”) of approximately 14 million square meters, comprising site area for trade centers of approximately 4 million square meters with maximum GFA of approximately 8 million square meters, site area for warehousing of approximately 1 million square meters with maximum GFA of approximately 2 million square meters and site area for residential properties of approximately 2 million square meters with maximum GFA of approximately 4 million square meters.

It is planned that the Group will first acquire a land use right of a land plot of approximately 1.3 million square meters, which the construction will last for approximately 2 to 4 years. Upon completion, this land plot will provide approximately 12,000 units of trade centers to accommodate for the relocation of existing trade markets and begin to generate revenue for the Group. It is expected that the development period for the entire Shandong Project will be approximately 10 years.

•	Distribution of entire equity interest in Man Sang International Limited (“MSIL”)

The Company announced on July 28, 2010 a non-cash dividend to its shareholders by way of distribution in specie of the equity interest in MSIL, a company listed on the Hong Kong Stock Exchange, held by the Company. The distribution of MSIL represented approximately HK$466,474,000 of net assets of MSIL. The distribution was completed during the six months ended September 30, 2010 and MSIL is no longer part of the Group. Accordingly, the operating results of MSIL for the period prior to the distribution are classified as discontinued operations for the periods presented in the Group’s unaudited condensed consolidated income statement.

Financial Highlights:

Continuing operations

Continuing operations represent the Group’s agricultural logistics business which comprise of (1) development of integrated agricultural logistics and trade centers and supporting residential properties; (2) property investment which invests in integrated agricultural logistics and trade centers and supporting centers and supporting facilities; and (3) property management which engages in the management of developed properties within the logistics platform.

•

Net revenue generated by the Group increased from HK$155,758,000 for the six months ended September 30, 2009 to HK$359,421,000 for the six months ended September 30, 2010, representing a year-over-year increase of 130.8%.

•

Sales of gross floor area increased from 48,770 square meters for the six months ended September 30, 2009 to 106,571 square meters for the six months ended September 30, 2010, representing a year-over-year increase of 118.5%. Gross floor area sold during the period consisted of trade centers of 53,558 square meters (2009: 48,770 square meters), residential properties of 26,057 square meters (2009: Nil) and a hotel of 26,956 square meters (2009: Nil).

•	Gross profit percentage increased from 37.8% for the six months ended September 30, 2009 to 39.9% for the six months ended September 30, 2010.

•

Other income and gains, net, increased from HK$6,774,000 for the six months ended September 30, 2009 to HK$50,485,000 for the six months ended September 30, 2010, representing a year-over-year increase of 645.3%. Included in other income and gains, net, was government subsidy and net income recognized for a construction contract of HK$16,480,000 (2009: HK$2,266,000) and HK$10,857,000 (2009: HK$4,435,000), respectively, for the six months ended September 30, 2010, representing a year-over-year increase of 627.3% and 144.8%, respectively. Other income and gains, net, for the six months ended September 30, 2010 also included a release of exchange reserve arising from the distribution of MSIL of HK$20,284,000 (2009: Nil).

•	Selling expenses increased from HK$3,983,000 for the six months ended September 30, 2009 to HK$11,495,000 for the six months ended September 30, 2010, representing a year-over-year increase of 188.6%.

•

Administrative expenses increased from HK$18,546,000 for the six months ended September 30, 2009 to HK$29,058,000 for the six months ended September 30, 2010, representing a year-over-year increase of 56.7%.

•

Net profit attributable to the equity holders of the Company increased from HK$24,456,000 for the six months ended September 30, 2009 to HK$96,471,000 for the six months ended September 30, 2010, representing a year-over-year increase of 294.4%.

Discontinued operations

Discontinued operations represented the Group’s jewelry and real estate business, which comprised of (1) purchasing, processing, assembling, merchandising and wholesale distribution of pearls and jewelry products; and (2) real estate development and investment businesses in the PRC and Hong Kong, which were carried out primarily through MSIL.

•

Net revenue contributed to the Group by MSIL up to the date of the distribution increased from HK$148,602,000 for the six months ended September 30, 2009 to HK$157,452,000 for the six months ended September 30, 2010, representing a year-over-year increase of 6.0%.

•

Net profit attributable to the equity holders of the Company by MSIL up to the date of the distribution decreased from HK$8,060,000 for the six months ended September 30, 2009 to HK$3,666,000 for the six months ended September 30, 2010, representing a year-over-year decrease of 54.5%.

•	Net cash transferred out arising from the distribution of MSIL was approximately HK$596,993,000 during the six months ended September 30, 2010.

•

Total assets contributed to the Group by MSIL up to the date of the distribution were HK$2,116,198,000 as compared to total assets contributed to the Group by MSIL as of March 31, 2010 were HK$2,074,969,000. Total liabilities contributed to the Group by MSIL up to the date of distribution were HK$843,869,000 as compared to total liabilities contributed to the Group by MSIL as of March 31, 2010 were HK$830,661,000.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northeast China that facilitate a relationship between sellers and buyers of agricultural commodities and small appliances, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2111 3815                                 E-mail: ir@chinametrorural.com

www.chinametrorural.com

www.nlc88.com

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2010 US$’000 (Unaudited)		2010 HK$’000 (Unaudited)		As restated 2009 HK$’000 (Unaudited)
	(Note 2)				(Note 1)
Continuing operations
Revenue		46,079		359,421		155,758
Cost of sales		(27,677)		(215,884)		(96,823)

Gross profit		18,402		143,537		58,935
Other income, net		3,552		27,707		6,774
Other gains, net		2,920		22,778		—
Selling and distribution expenses		(1,474)		(11,495)		(3,983)
Administrative expenses		(3,725)		(29,058)		(18,546)

Operating profit		19,675		153,469		43,180

Finance income		84		652		180
Finance cost		(23)		(179)		—

Finance income –net		61		473		180
Share of results of an associate		(54)		(419)		—

Profit before income tax		19,682		153,523		43,360

Income tax expenses		(7,316)		(57,065)		(18,904)

Profit for the period from continuing operations		12,366		96,458		24,456
Discontinued operations
Profit for the period from discontinued operations, net of tax		1,230		9,594		14,400

Profit for the period		13,596		106,052		38,856

Attributable to:
Equity holders of the Company		12,838		100,137		32,516
Non-controlling interests		758		5,915		6,340

		13,596		106,052		38,856

Dividend		59,804		466,474		—

Earnings per share from continuing and discontinued operations attributable to equity holders of the Company during the period
Basic earnings per share
From continuing operations	US$	0.19	HK$	1.50	HK$	0.38
From discontinuing operations	US$	0.01	HK$	0.06	HK$	0.13

	US$	0.20	HK$	1.56	HK$	0.51

Diluted earnings per share
From continuing operations	US$	0.19	HK$	1.50	HK$	0.38
From discontinuing operations	US$	0.01	HK$	0.06	HK$	0.13

	US$	0.20	HK$	1.56	HK$	0.51

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2010 US$’000 (Unaudited)	2010 HK$’000 (Unaudited)	As restated 2009 HK$’000 (Unaudited)
	(Note 2)		(Note 1)
Profit for the period	13,596	106,052	38,856
Other comprehensive income, net of tax:
Increase in fair value of leasehold land and buildings, net of deferred income tax	594	4,636	9,972
Exchange difference on translation of foreign operations	3,152	24,588	244

Total comprehensive income for the period	17,342	135,276	49,072

Total comprehensive income for the period attributable to:
Equity holders of the Company	15,103	117,807	36,814
Non-controlling interests	2,239	17,469	12,258

	17,342	135,276	49,072

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	September 30,		As restated March 31, 2010 HK$’000 (Unaudited)
	2010 US$’000 (Unaudited)	2010 HK$’000 (Unaudited)
	(Note 2)		(Note 1)
Non-current assets
Investment properties	13,527	105,513	866,329
Investment properties under construction	29,458	229,770	293,020
Property, plant and equipment	10,160	79,251	183,327
Prepaid lease payments and land use rights	1,461	11,396	21,753
Deposit for acquisition of land use rights	26,966	210,331	115,389
Interest in an associate	2,208	17,222	100
Deferred income tax assets	—	—	1,289

	83,780	653,483	1,481,207

Current assets
Inventories	—	—	51,646
Completed properties held for sale	19,131	149,225	422,755
Properties under development	40,002	312,017	258,046
Prepaid lease payments and land use rights	41	317	2,904
Construction contract	—	—	50,557
Trade and other receivables	24,400	190,321	229,808
Financial assets at fair value through profit or loss	—	—	49,194
Tax recoverable	—	—	5,526
Restricted and pledged bank deposits	22,474	175,301	179,752
Cash and cash equivalents	18,659	145,537	746,669

	124,707	972,718	1,996,857

Current liabilities
Trade payables, other payables and accruals	18,932	147,668	454,224
Receipt in advance	7,555	58,933	286,372
Current income tax liabilities	15,733	122,717	139,428
Bank borrowings	28,213	220,060	249,054
Amount due to an associate	1	5	1,530

	70,434	549,383	1,130,608

Net current assets	54,273	423,335	866,249

Total assets less current liabilities	138,053	1,076,818	2,347,456

Non-current liabilities
Deferred income tax liabilities	6,139	47,882	132,258
Bank borrowings	43,061	335,881	357,637

	49,200	383,763	489,895

Net assets	88,853	693,055	1,857,561

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION – (Continued)

	September 30,		As restated March 31,
	2010	2010	2010
	US$’000	HK$’000	HK$’000
	(Unaudited)	(Unaudited)	(Unaudited)
	(Note 2)		(Note 1)
Equity
Equity attributable to equity holders of the Company
Share capital	64	500	500
Reserves	88,789	692,555	1,061,489

	88,853	693,055	1,061,989
Non-controlling interests	—	—	795,572

Total equity	88,853	693,055	1,857,561

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30

	2010 US$’000 (Unaudited) (Note 2)	2010 HK$’000 (Unaudited)	As restated 2009 HK$’000 (Unaudited) (Note 1)
Net cash (used in)/generated from operating activities	(8,868)	(69,171)	7,306

Net cash used in investing activities	(10,416)	(81,250)	(32,405)

Net cash (used in)/generated from financing activities	(58,324)	(454,925)	347,234

Net (decrease)/increase in cash and cash equivalents	(77,608)	(605,346)	322,135
Cash and cash equivalents at beginning of the period	95,727	746,669	503,912
Effect of foreign exchange rate changes	540	4,214	(29)

Cash and cash equivalents at end of the period	18,659	145,537	826,018

The accompanying notes are an integral part of this press release.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO UNAUDITED FINANCIAL INFORMATION

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The financial information presented herein have not been audited by an independent registered public accounting firm, but include all material adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of financial information. However, this information is not necessary indicative of results of any other interim period or for the full fiscal year. Certain reclassification have been made to prior year amount due to the distribution to entire equity interest in Man Sang International Limited (“MSIL”) which the operating results of MSIL for the period prior to the distribution are classified as discontinued operations for the periods presented in the Group’s condensed consolidated income statement. The accounting policies and basis of preparation adopted in the preparation of the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of financial positions and condensed consolidated statement of cash flows (collectively the “Condensed Statements”) are consistent with those used in the annual financial statements of the Group for the fiscal year ended March 31, 2010, except in relation to the following revised International Financial Reporting Standard (“IFRS”) that affects the Group and is adopted by the Group for the first time for the Condensed Statements:

Adoption of IAS 17 (Amendment) Leases

IAS 17 (Amendment) ‘Leases’ (effective January 1, 2010) deletes specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating lease using the general principles of IAS 17, i.e. whether the lease transfers substantially all the risks and rewards incidental to ownership of an asset to the lessee.

Prior to the amendment, land interest which title is not expected to pass to the Group by the end of the lease term was classified as operating lease under “Prepaid lease payments and land use rights”, and amortized over the lease term.

IAS 17 (Amendment) has been applied retrospectively for annual periods beginning April 1, 2010 in accordance with the effective date and transitional provisions of the amendment. The Group has reassessed the classification of unexpired prepaid lease payment and land use rights as at April 1, 2010 on the basis of information existing at the inception of those leases, and recognized the prepaid lease payment in Hong Kong as finance lease retrospectively. As a result of the reassessment, the Group has reclassified certain prepaid lease payment from operating leases to finance leases.

If the property interest is classified as finance lease and held for own use, that land interest is accounted for as ‘Property, plant and equipment’ and is stated at fair value based on periodic valuations less subsequent depreciation.

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO UNAUDITED FINANCIAL INFORMATION – (Continued)

The effect on the adoption of this revised standard is analyzed as follows:

(a)	Effect on the comparative figures of the unaudited condensed consolidated income statement

For the six months ended September 30, 2009

	As previously reported HK$’000	IAS 17 HK$’000	As restated HK$’000
Decrease in net profit
Net profit attributable to:
Equity holders of the Company	32,597	(81)	32,516
Non-controlling interests	6,459	(119)	6,340

	39,056	(200)	38,856

(b)	Effect on the comparative figures of the unaudited condensed consolidated statement of comprehensive income

For the six months ended September 30, 2009

	As previously reported HK$’000	IAS 17 HK$’000	As restated HK$’000
Increase in comprehensive income:
Total comprehensive income attributable to:
Equity holders of the Company	32,869	3,945	36,814
Non-controlling interests	6,431	5,827	12,258

	39,300	9,772	49,072

(c)	Effect on the comparative figures of the unaudited condensed consolidated statement of changes in equity

At April 1, 2009

	As previously reported HK$’000	IAS 17 HK$’000	As restated HK$’000
Increase in equity:
Within equity attributable to the Company
Other property revaluation reserve	32,907	5,874	38,781
Retained profits	394,123	410	394,533

Within equity attributable to non-controlling interests	812,052	9,283	821,335

CHINA METRO-RURAL HOLDINGS LIMITED

NOTES TO UNAUDITED FINANCIAL INFORMATION – (Continued)

At April 1, 2010

	As previously reported HK$’000	IAS 17 HK$’000	As restated HK$’000
Increase in equity:
Within equity attributable to the Company
Other property revaluation reserve	32,377	13,031	45,408
Retained profits	567,838	458	568,296

Within equity attributable to non-controlling interests	775,645	19,927	795,572

(d)	Effect on the comparative figures of the unaudited condensed consolidated statement of financial positions

At March 31, 2010

	As previously reported HK$’000	IAS 17 HK$’000	As restated HK$’000
Increase/(decrease) in assets:
Property, plant and equipment	116,477	66,850	183,327
Prepaid land lease payments	51,488	(26,831)	24,657

Increase in liabilities:
Deferred tax liabilities	125,655	6,603	132,258

Increase in equity:
Within equity attributable to the Company
Other property revaluation reserve	32,377	13,031	45,408
Retained profits	567,838	458	568,296

Within equity attributable to non-controlling interests	775,645	19,927	795,572

2.	US DOLLAR EQUIVALENTS

The US dollar equivalents of the figures shown in the Condensed Statements are supplementary information and have been translated at HK$7.8 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.